Occidental Petroleum Corporation	10889 Wilshire Boulevard Los Angeles, California 90024
	Telephone	(310) 208-8800
	Facsimile	(310) 443-6690

STEPHEN I. CHAZEN president and chief executive officer
Direct Telephone	(310) 443-6311
Direct Facsimile	(310) 443-6812

August 14, 2012

Via Facsimile and Air Courier

United States Securities and Exchange Commission
100 F Street NE, Stop 4628
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

	Re:	Occidental Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-09210

Dear Mr. Schwall:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your August 2, 2012 letter.  Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2011 Form 10-K.  The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Form 10-K for the Fiscal Year ended December 31, 2011

Business and Properties, page 3

Oil and Gas Operations, page 3

Comparative Oil and Gas Proved Reserves and Sales Volumes, page 3

1.
We note that in your reserves table at page 3, you have not separated your proved reserves disclosure into developed reserves and undeveloped reserves.  In accordance with Item 1202(a)(2) of Regulation S-K, please revise to provide this level of detail or to make reference to the disclosure provided in the notes to your financial statements at pages 72-75.

Occidental Response to SEC Letter Page 2 of 4	August 14, 2012

Response to Comment 1

Occidental provided summarized proved reserves information in the front of its 2011 Form 10-K as a convenient, readily available reference that Occidental believed would be useful to readers.  In the future, when providing such summarized reserve data, Occidental will reference the location of detailed reserve information that is presented in accordance with Item 1202(a)(2) of Regulation S-K.

Risk Factors, page 6

Governmental actions and political instability may affect Occidental’s results of operations, page 6

2.
We note your reference to hydraulic fracturing and actual or potential regulation.  We also note that your “competitive strategy relies on increasing production through…enhanced oil recovery projects in mature and underdeveloped fields.”  While you discuss your use of and explain the waterflood, steamflood, and CO2 enhanced oil recovery injection methods, we see no similar mention of hydraulic fracturing.  We note that you have posted on Frac Focus (http://www.hydraulicfracturingdisclosure.org), hydraulic fracturing fluid product component information disclosure for over 600 wells in the United States.  If material, please revise this risk factor section to disclose the material risks related to hydraulic fracturing operations, including financial and operational risks.

Response to Comment 2

Hydraulic fracturing (HF) is a reliable technique used safely in the oil and gas industry over several decades. Occidental has been using this technique for over 40 years.  A substantial majority of the wells Occidental has been drilling recently employ HF techniques that the Company has been using for decades.  Only a small portion of the wells employ newer HF techniques.  Occidental is not aware of any environmental issues caused by HF in the history of its use of this technique.

Occidental currently believes that HF does not constitute a material risk to the Company except to the extent that, as disclosed in the governmental action risk factor, additional regulation may materially affect its development program.

Occidental’s businesses may experience catastrophic events, page 7

3.
We note that you added cyber attacks to the list of potential catastrophic events in this risk factor. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation by cyber attacks.  In addition, please tell us whether you have experienced cyber attacks in the past.  If so, please also disclose that you have experienced such cyber attacks in order to provide the proper context for your risk factor disclosure.  Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response to Comment 3

Occidental believes that, like all companies in the United States, it is exposed to risk of cyber attacks.  If a successful attack were waged on Occidental’s systems, Occidental believes any material risk would be to its operational systems, such as process control systems used in chemical manufacturing plants, oil and gas

Occidental Response to SEC Letter Page 3 of 4	August 14, 2012

production facilities and pipelines and other facilities.  Occidental views this sort of operational risk to be similar to that posed by hurricanes, physical attacks, explosions and the other catastrophic risks disclosed. Occidental mitigates cyber security risks with multiple layers of network security, including, among others:

● firewalls, anti-virus and anti-malware software, and software to identify unusual network activity;
● isolation of operating control systems;
● physical security of information technology (IT) systems; and
● annual independent network security reviews.

Taking into account these actions, Occidental believes it has sufficiently disclosed cyber security risks in its 2011 Form 10-K.  These risks have not changed materially, thus the Company believes that no additional information related to cyber attack risks is required in its next Form 10-Q.  In response to the Staff’s comment, however, Occidental proposes to provide additional discussion of cyber security risks beginning with the 2012 Form 10-K, substantially in the following form:

Cyber attacks on businesses have escalated in recent years.  Occidental relies on electronic systems and networks to control and manage its oil and gas, chemicals and pipeline operations and has multiple layers of security to mitigate risks of cyber attack.  If, however, Occidental were to experience an attack and its security measures failed, the potential consequences to its businesses and communities in which it operates could be significant.

In 2009 and 2010, Occidental experienced a cyber attack on its communication systems, which had no effect on Occidental’s operations, financial results or reputation.  Subsequent to this attack, Occidental performed a thorough review of its IT systems and enhanced its network security.  Occidental did not disclose this event or its response because Occidental believes this type of cyber attack does not pose a material risk.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 10

Oil and Gas Segment, page 13

Proved Reserves, page 16

Proved Undeveloped Reserves, page 17

4.
We note from your disclosure, in combination with your tabular presentation of “Total Reserves” on page 75, that your total proved undeveloped reserves increased from 760 MMBoe at the end of 2010 to 764 MMBoe at the end of 2011, a net increase of 4 MMBoe.  Additionally, you state you added 307 MMBoe for improved recovery, extensions and discoveries and purchases, offset by converting and transferring 178 MMBoe of your proved undeveloped reserves at the end of 2010 to proved developed reserves.  In reconciling this activity from your disclosures, there appears to be an unexplained net decrease of 125 MMBoe.  Accordingly, please tell us whether any additional material gross changes occurred to your proved undeveloped reserves, consistent with the requirements of Item 1203(b) of Regulation S-K.

Response to Comment 4

On page 16 of the 2011 Form 10-K, Occidental disclosed that revisions of total proved reserves provided a net 214 million barrels of oil equivalent (MMBOE) reduction related to price changes, fighting in Libya, slower than expected development in Iraq and well performance issues in the United States.  Of this amount, 125 MMBOE, or less than 4% of total proved reserves, related to proved undeveloped reserves.  The factors

Occidental Response to SEC Letter Page 4 of 4	August 14, 2012

that caused the revisions to proved undeveloped reserves were substantially the same as those that caused the changes to total proved reserves; therefore, Occidental did not repeat these factors in the discussion of proved undeveloped reserves.

_____________________________________________

As you have seen from our responses to your comments, we agree that, in some instances, the staff suggestions would enhance the disclosures.  We also believe, however, that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures.  Therefore, we respectfully request that the staff  permit any additional disclosures to be made prospectively in Occidental’s future filings, as specifically indicated in this response letter or as further modified after discussion with the staff.

_____________________________________________

Occidental acknowledges that:

● Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and

● Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen
President and
Chief Executive Officer